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19006268

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33465

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARC J. LANE & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 W. MADISON, SUITE 2050
(No. and Street)

CHICAGO	IL	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARC LANE (312) 372-1040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALVAREZ & ASSOCIATES, INC., CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

9221 CORBIN AVENUE, SUITE 165	NORTHRIDGE	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, MARC LANE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARC J. LANE & COMPANY, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ISABEL O. ALVARADO
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Mar 22, 2020

Isabel O. Alvarado
Notary Public

Signature

CCO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Marc J. Lane & Company:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Marc J. Lane & Company (the "Company") as of December 31, 2018, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, III and IV ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, III and IV are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
March 1, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Marc J. Lane & Company
(A Corporation)
Statement of Financial Condition
As of December 31, 2018

ASSETS

		2018
CURRENT:		
Cash	$	33,643
Investment in securities, at fair value		672,278
Deposit with broker		50,000
Commissions due from broker		25,784
Prepaid expenses		9,214
Accounts receivable		2,001
TOTAL ASSETS	$	792,920

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	10,501
Accrued expenses		3,348
TOTAL LIABILITIES		13,849
STOCKHOLDER'S EQUITY:		
Common stock, no par value, 1,000 shares Authorized, issued and outstanding		6,000
Additional paid-in capital		149,950
Retained earnings		623,121
TOTAL STOCKHOLDER'S EQUITY		779,071
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	792,920

The accompanying notes are an integral part of these financial statements.

Marc J. Lane & Company
(A Corporation)
Statement of Income
For the Year Ended December 31, 2018

		2018
INCOME		
Commissions income	$	441,068
Unrealized gain (loss) on securities		35,731
Dividend income		14,241
Realized gain (loss) on securities		(7,545)
Interest income		953
Total income		484,448
EXPENSES		
Salaries		134,259
Employee benefits		10,781
Rent		39,600
Professional fees		52,577
Commissions		37,844
Insurance		1,518
Payroll taxes		9,014
Clearing charges		51,887
Regulatory fees		4,655
Office expenses		6,955
Dues and subscriptions		5,616
Interest expense		5,785
Total expenses		360,491
NET INCOME	$	123,957

The accompanying notes are an integral part of these financial statements.

Marc J. Lane & Company
(A Corporation)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2018

	Beginning January 1	Net Income	Dividends	Ending December 31
Capital stock	$ 6,000	$ -	$ -	$ 6,000
Additional paid in capital	149,950	-	-	149,950
Retained earnings	583,350	123,957	(84,186)	623,121
Ending balance	$ 739,300	$ 123,957	$ (84,186)	$ 779,071

The accompanying notes are an integral part of these financial statements.

Marc J. Lane & Company
(A Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2018

		2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	123,957
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Clearing deposit		
Investment in securities		(27,793)
Due from broker		7,024
Prepaid expenses		(733)
Accounts receivable		(1,313)
Increase (decrease) in:		
Accounts payable		(2,982)
Net cash provided by operating activities		98,160
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid		(84,186)
Net cash used for financing activities		(84,186)
NET INCREASE IN CASH		13,974
CASH, beginning of year		19,669
CASH, end of year	$	33,643
SUPPLEMENTAL DISCLOSURE:		
Interest expense	$	5,785
Cash paid for income taxes		0

The accompanying notes are an integral part of these financial statements.

Marc J. Lane & Company
(A Corporation)
Notes to Financial Statements
December 31, 2018

Note 1 - Summary of Significant Accounting Policies

Organization and Nature of Operations
Marc J. Lane & Company (the Firm) is a registered Broker/Dealer and a member of the National Association of Securities Dealers (NASD). The Firm is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Firm is an affiliate of The Law Offices of Marc J. Lane, a professional corporation. As such, it is unique in the brokerage industry. The Firm was incorporated in Illinois on March 28, 1985 to help law clients implement their estate, tax, and wealth plans.

The Firm conducts business in equity, fixed income, and derivative securities. The Firm operates on a fully disclosed basis as an introducing broker and does not perform any type of clearing function for itself or others. The Firm does not hold customer funds or securities. The Firm accepts customers' orders and enters orders. The Firm does not actively seek its own clients.

Income Recognition
Income is derived from the commissions, brokerage fees and service fees charged. Income is recognized when earned on a trade date basis in accordance with generally accepted accounting principles.

Securities Transactions
Proprietary securities transactions in regular way trades are recorded on settlement date. Settlement date accounting is not considered GAAP, but the difference is immaterial. Profit and loss arising from securities transactions are entered for the account and risk of the Firm. Marketable securities owned by the Firm are valued at fair value.

Income Taxes
Effective July 1, 1987, the Firm elected to be taxed as an S Corporation, whereby income is reported to the shareholder's income tax return. As a result, no federal income tax provision is made by the Firm. The Firm is subject to a 1.5% Illinois Replacement Tax on its cash basis net income.

Use of Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash
The Firm maintains its operating cash in two bank checking accounts insured by the Federal Deposit Insurance Corporation.

Operating Lease Commitment
The Firm subleases office space from an affiliate owned by the same shareholder. The Firm paid $39,600 in rent expense in 2018. The Firm's lease obligation with affiliate also provides for telephone and utilities which totaled $2,400 in 2018.

Note 2 - Fair Value Measurements

Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) Topic 820, and Fair Value Measurements, establishes a fair value heirarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under SFAS No. 157 are described below:

Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. At December 31, 2018, the Firm did not have any Level 2 or Level 3 inputs.

Note 3 - Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair value for over-the-counter (OTC) derivative financial instruments, principally forwards, options, and swaps, are based on internal pricing models as no quoted market prices exist for such instruments. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as principal transactions. The Firm traded no derivatives during the year ended December 31, 2018. The Firm does not apply hedge accounting as defined in FASB ASC 815, Derivatives and Hedging,as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial statements.

Note 4 - Financial Instruments with Off-Balance Sheet Risk

The Firm can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded futures, forwards and options. These derivative transactions are used to conduct trading activities and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are used for trading purposes or to economically hedge other positions or transactions. The Firm traded no derivatives during the year ended December 31, 2018.

Note 4 - Financial Instruments with Off-Balance Sheet Risk (continued)

In addition, the Firm can sell securities that it does not currently own and would, therefore, be obligated to purchase such securities at a future date. The Firm would record these obligations in the financial statements at fair value of the related securities and would incur a loss if the fair value of the securities subsequently increased. The Firm sold no securities that it did not own during the year ended December 31, 2018.

Note 5 - Concentration of Credit Risk

The Firm is engaged in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty.

Note 6 - Related Party Transactions

The Firm rents office space from an affiliated company (See Note 1 - Operating Lease Commitment). The Firm's sole shareholder is the sole shareholder of the affiliate. At December 31, 2018, the Firm had no outstanding receivables from or payables to the affiliated firm.

Note 7 - Reconciliation of Audited and Unaudited Financial Statements

The audit of the unaudited financial statements reveal no material discrepancies, therefore, no adjustments to the financial statements were required.

Note 8 - Net Capital Requirements

The Firm is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $50,000 at December 31, 2018, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2018, the Firm had net capital of $571,964, which is $521,964 in excess of its required net capital of $50,000. The Firm's ratio of aggregated indebtedness to net capital was .02 to 1 at December 31, 2018.

Note 9 - Contingencies

The Firm's management has evaluated the effects of its adoption of FASB ASC 740, *Income Taxes,* to the Firm as of December 31, 2018, and has determined that no provision for income tax is required in the financial statements. Uncertain tax positions are evaluated in accordance with FASB ASC 450, *Accounting for Contingencies,* which requires the Firm to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can reasonably be estimated. There is no income tax liability for uncertain tax positions to be recognized in the accompanying financial statements. In addition, as mentioned in Note 1, the Firm has elected S corporation status and federal income tax liabilities due to Firm activities are the responsibility of the Firm's shareholder.

Note 10 - Clearing Agreement

The Firm is an introducing broker, and clears all transactions for customers through RBC Correspondent Services. The amount of cash held at RBC was $33,355 at December 31,2018.

Note 11 - Subsequent Events

The Firm's management has evaluated subsequent events through the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements, except as noted in the following paragraph.

As of the balance sheet date, the Firm's sole shareholder agreed to sell his entire interest in the Firm to an unrelated party. As of the date these statements were available, the transaction had not yet been approved by FINRA. It is unknown when the transaction might close.

Note 12 - Recent Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Revenue Recognition
In May 2014, the Financial Accounting Standards Board ("FASB") updated the accounting guidance related to revenue recognition. The updated accounting guidance provides a single, contract-based revenue recognition model to help improve financial reporting by providing clerer guidance on when an entity should recognize revenue and by reducing the number of standards to which an entity has to refer. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

The adoption of the new standard did not have a meterial impact on our consolidated results of operations of financial position for any period presented. The updated guidance also requires additional disclosures regarding the nature, timing and uncertainty of our revenue transactions. See Note 1 for additional information.

Leases
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supercedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recoding lease expense for financeand operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Firm as of its year ending December 31, 2019.

Management has determined that ASU 2016-02 will not have a material impact on the Firm's financial statements.

Marc J. Lane & Company
(A Corporation)
Computation of Net Capital Required by Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2018

		2018
COMPUTATION OF NET CAPITAL		
Total stockholder's equity qualified for net capital	$	779,071
Less non-allowable assets:		
Prepaid expenses		9,214
NET CAPITAL BEFORE HAIRCUTS		769,857
Less haircuts on securities:		
Equities		100,842
Money market		667
Undue concentrations		96,384
Total haircuts on securities		197,893
NET CAPITAL	$	571,964
Net capital requirement		50,000
EXCESS NET CAPITAL	$	521,964
NET CAPITAL LESS 120% OF MINIMUM STATUTORY REQUIREMENT	$	511,964
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Aggregate indebtedness	$	13,849
Ratio: Aggregate indebtedness to net capital		0.02 to 1

See Report of Independent Registered Public Accounting Firm

Marc J. Lane & Company
(A Corporation)
Reconciliation with Computation Included
in Part II of Form X-17A-5
December 31, 2018

Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part II-A (Unaudited)	$ 571,964
Audit Adjustments:	
None	
Net Capital as currently reported on Schedule I	$ 571,964

See Report of Independent Registered Public Accounting Firm

Marc J. Lane & Company
(A Corporation)
Computation for Determination of Reserve Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Firm is exempt from Rule 15c3-3 under paragraph (k)(2)(ii). The Firm clears all transactions with and for customers on a fully disclosed basis with RBC Correspondence Services, or other qualified investment company, and promptly transmits all customer funds and securities, to RBC Correspondence Services, or other qualified investment company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4 , as are customarily made and kept by a clearing broker or dealer.

Marc J. Lane & Company
(A Corporation)
Information Relating to Possession and Control
Required by Rule 15c3-3 of the Securities and Exchange commission
December 31, 2018

The Firm is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2)(ii). The Firm clears all transactions for customers on a fully disclosed basis with RBC Correspondence Services, or other qualified investment company, and promptly transmits all customer funds and securities to RBC Correspondence Services, or other qualified investment company, which carries all pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

See Report of Independent Registered Public Accounting Firm

Marc J Lane & Company
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2018

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Marc J. Lane & Company:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Marc J. Lane & Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Marc J. Lane & Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Marc J. Lane & Company stated that Marc J. Lane & Company met the identified exemption provisions throughout the most recent year ended December 31, 2018, without exception. Marc J. Lane & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Marc J. Lane & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
March 1, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Marc J. Lane
& Company
Member FINRA-SIPC

70 W. Madison Street, Suite 2050
Chicago, IL 60602-4256
(312) 372-5000
(800) 372-1040
Fax (312) 346-1040
www.MarcLane.com

Assertions Regarding Exemption Provisions

We, as members of management of **Marc J. Lane & Company** ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2018.

Marc J. Lane & Company

By:

Marc J. Lane - CEO